Exhibit 99.2

Voting Instruction Form (“VIF”) - Special Meeting to be held on September 12, 2023 01XMWB This VIF is solicited by and on behalf of Management. Fold Fold CONTROL NUMBER VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the three voting methods outlined above to vote this VIF. Notes 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated. 3. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF. 4. If a date is not inserted in the space provided on the reverse of this VIF, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the VIF appoints the Management Nominees listed on the reverse, this VIF will be voted as recommended by Management. 6. The securities represented by this VIF will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This VIF should be read in conjunction with the accompanying documentation provided by Management. VIFs submitted must be received by 4:00 pm (Toronto time), on September 8, 2023. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Vote by Fax • Complete, sign and date the reverse hereof. • Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call. • Forward it by fax to 416-263-9524 for calls outside Canada and the U.S. Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6 C1234567890 XXX 000001 Plans CPUQC01.E.INT/000001/i1234 123456789012345 Holder Account Number Security Class 1-866-732-VOTE (8683) Toll Free

356765 01XMXB Fold Fold AR0 Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the meeting. If no voting instructions are indicated above, and the VIF appoints the Management Nominees, this VIF will be voted as recommended by Management. MM / DD / YY Signature(s) Date 1. Approval of Arrangement Resolution To consider and, if deemed advisable, to pass, with or without variation, pursuant to an interim order of the Supreme Court of British Columbia dated August 11, 2023, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in “Schedule “C” – Arrangement Resolution” to the accompanying management information circular (the “Circular”), approving a plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia), involving, among others, the Corporation, Hut 8 Holdings Inc., its direct wholly-owned subsidiary existing under the laws of British Columbia, and Hut 8 Corp., a Delaware corporation (“New Hut”), in accordance with the terms of the business combination agreement dated February 6, 2023 by and among the Corporation, U.S. Data Mining Group, Inc., a Nevada corporation doing business as “US Bitcoin Corp” (“USBTC”), and New Hut (the “Business Combination Agreement”). For Against 2. Approval of New Hut Shares To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in “Schedule “D” – New Hut Resolution” to the accompanying Circular, to authorize the issuance of up to 49,665,834 shares of common stock of New Hut (the “New Hut Shares”), consisting of: (i) up to 44,161,669 New Hut Shares issuable to USBTC stockholders pursuant to the Business Combination Agreement and up to 4,530,326 New Hut Shares issuable upon the exercise of USBTC replacement options to be issued to USBTC stockholders in exchange for their USBTC options outstanding immediately prior to the Merger Effective Time (as defined under the Circular), which figures represent approximately 50% of the common stock of New Hut expected to be outstanding upon completion of the Business Combination (as defined under the Circular), and (ii) and up to 973,839 New Hut Shares, which represents an additional 2% buffer to account for clerical and administrative matters (the “New Hut Resolution”). For Against 3. Approval of the adoption of the New Hut incentive plan To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in “Schedule “E” – Incentive Plan Resolution” to the accompanying Circular, to approve the adoption of the New Hut incentive plan (the “Incentive Plan Resolution”, together with the Arrangement Resolution and New Hut Resolution, the “Hut 8 Resolutions”). For Against I/We being holder(s) of securities of Hut 8 Mining Corp. (the “Corporation”) hereby appoint: Jaime Leverton, or failing this person, Shenif Visram, or failing this person, Aniss Amdiss (the “Management Nominees”) Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. OR as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special Meeting of shareholders of the Corporation to be held at Bennett Jones LLP, 3400 One First Canadian Place, Toronto, ON M5X 1A4 on September 12, 2023 at 10:00 am (Toronto time), and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. C1234567890 XXX 123 MR SAM SAMPLE ORJQ XXXX 999999999999